July 13, 2015	News Release 15–14

SILVER STANDARD ANNOUNCES THE RETIREMENT OF JOHN SMITH AND APPOINTMENT OF PAUL BENSON AS PRESIDENT AND CEO

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announced that John Smith will retire as the Company’s President and CEO effective July 31, 2015. The Board of Directors have appointed Paul Benson as President and CEO.

After five years as President and CEO, John Smith has made a decision to retire and return to Australia. After an extensive international search the Board has appointed Paul Benson as President and CEO effective August 1, 2015. John will continue in his role until July 31, 2015 and will be available as an advisor to Paul and the Board until December 31, 2015.

“I leave Silver Standard for personal considerations but do so knowing it is the right time,” said John Smith. “The Company has a capable management team and solid financial position to continue executing on consistent operational performance and growth. Silver Standard will benefit from Paul’s experience, leadership and perspective whilst it continues to pursue a disciplined growth strategy. I leave Silver Standard in a strong position and in good hands.”

“John brought with him a sense of leadership that has transformed our management team, focussed our portfolio and enhanced our operating capability,” said Peter Tomsett, Chairman of the Board. “His legacy is a robust precious metals producer that is well-positioned to continue delivering for our shareholders. The Board is confident that as an experienced executive Paul will leverage this platform for long-term success and growth.”

Paul is a mining engineer and geologist by training with nearly 30 years of experience in various technical and business capacities. Most recently, he was CEO of Troy Resources Limited, an ASX listed precious metals producer with operations in South America. Prior to this, he worked at BHP Billiton, Rio Tinto and Renison Goldfields for 20 years in both operations and business development roles related to gold, base metals, industrial minerals and coal.

“Silver Standard has established itself as a quality precious metals miner,” said Paul Benson. “I look forward to working with the Board and the management team to continue to build and grow the business. We will do this off of a strong foundation while safeguarding our financial strength. This is an exciting time and I look forward to making the most of this opportunity for the Silver Standard shareholders.”

A conference call with Paul Benson, John Smith and the Chairman, Peter Tomsett, to introduce Paul and discuss our corporate strategy will be available to investors, media and the public.

▪	Conference call: Thursday, July 16, 2015, at 11:00 a.m. EDT.
Toll-free in North America:     +1 (888) 429-4600
All other callers:         +1 (970) 315-0481

▪	The conference call will be archived and available at www.silverstandard.com. Audio replay will be available for one week by calling:
Toll-free in North America:     +1 (855) 859-2056, replay conference ID 85021848
All other callers:     +1 (404) 537-3406, replay conference ID 85021848

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.